Commission File Number 001-31914

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT

ISSUE OF SUBORDINATED TERM DEBTS AND SUBORDINATED DEBT

FINANCING INSTRUMENTS

This announcement is made in accordance with Rule 13.09 of the Listing Rules.

The Board announces that the Company plans to issue subordinated term debts in the PRC with an aggregate amount of not exceeding RMB38 billion to replenish its supplemental capital, and subject to the approval of regulatory authorities and depending on the market condition, to issue subordinated debt financing instruments outside the PRC with an aggregate amount of not exceeding RMB8 billion or its equivalent in other foreign currency. Details of the issue of subordinated term debts in the PRC and the issue of subordinated debt financing instruments outside the PRC will be included in the circular and notice of the Company’s forthcoming annual general meeting to be published by the Company.

This announcement is made in accordance with Rule 13.09 of the Listing Rules.

At the meeting of the Board held on 26 March 2012, the Board has considered and approved the proposal in relation to the issue of debt financing instruments. The Company plans to issue subordinated term debts in the PRC with an aggregate amount of not exceeding RMB38 billion. The subordinated term debts will be issued in one or more tranche(s) to qualified investors who meet the relevant regulatory requirements, with a term of no less than 10 years and by reference to market interest rate. The proceeds from the issue of subordinated term debts will be used to replenish the Company’s supplementary capital and raise the solvency ratio of the Company. In addition, subject to the approval of regulatory authorities and depending on the market condition, the Company plans to issue subordinated debt financing instruments outside the PRC with an aggregate amount of not exceeding RMB8 billion or its equivalent in other foreign currency. With the approval from the CIRC, the proceeds from the issue of subordinated debt financing instruments outside the PRC will, after deduction of any costs of the issue, be used, in whole or in part, for the replenishment of the Company’s supplemental capital so as to raise its solvency ratio.

The Board put forward to the shareholders’ general meeting to consider and approve the issue of subordinated term debts in the PRC and the issue of subordinated debt financing instruments outside the PRC and to authorize the Board to delegate the management of the Company to handle matters in relation to the issue. The resolution to be sought in relation to the authorization for the issue will be valid for 24 months from the date of approval by the shareholders’ general meeting of the Company.

Commission File Number 001-31914

The issue of subordinated term debts in the PRC and the issue of subordinated debt financing instruments outside the PRC are subject to (1) the approval of the shareholders’ general meeting of the Company, and (2) the approvals of the CIRC and other relevant governing authorities within and outside the PRC. Details of the issue of subordinated term debts in the PRC and the issue of subordinated debt financing instruments outside the PRC will be included in the circular and notice of the Company’s forthcoming annual general meeting to be published by the Company.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of directors of the Company

“CIRC”	the China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board
China Life Insurance Company Limited Heng Kwoo Seng
Company Secretary

Hong Kong, 26 March 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh